UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 11, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

MakeMyTrip Limited

File No. 333-168315 - CF# 25058

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MakeMyTrip Limited submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form F-1 filed on July 26, 2010, as amended.

Based on representations by MakeMyTrip Limited that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.4	through January 31, 2013
Exhibit 10.6.2	through March 4, 2014
Exhibit 10.6.3	through March 4, 2014
Exhibit 10.6.4	through March 4, 2014
Exhibit 10.7.1	through March 24, 2013
Exhibit 10.7.2	through March 24, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Justin Dobbie
Special Counsel